MISSION NEWENERGY LIMITED

ACN 117 065 719

NOTICE OF ANNUAL GENERAL MEETING

TIME:  3:30 pm (WST)

DATE:  Thursday, 28 November 2019

PLACE: BDO, 38 Station Street, Subiaco, Perth, Western Australia

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.
Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 6313 3975.

PERDM01_2995789_2

[6259496: 13534773_1]

CONTENTS PAGE

NOTICE OF ANNUAL GENERAL MEETING 2

COMPANY SECRETARYEXPLANATORY MEMORANDUM 2

GLOSSARY 3

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 3:30 pm (WST) on Thursday, 28 November 2019 at BDO, 38 Station Street, Subiaco, Perth, Western Australia.

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING ELIGIBILITY

The persons eligible to attend and vote at the Annual General Meeting are those who are registered Shareholders at 4:00pm (WST) on Tuesday, 26 November 2019.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by 3:30pm (WST) on Tuesday, 26 November 2019.

Further details in respect of appointing a proxy are set out in the “instructions for Completing ‘Appointment of Proxy’ Form” which forms part of the proxy form enclosed with this Notice.

If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders will be held at 3:30 pm (WST) on Thursday, 28 November 2019 at BDO, 38 Station Street, Subiaco, Perth, Western Australia for the purposes of transaction the business set out in this Notice.

The Explanatory Memorandum to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Memorandum and the Proxy Form are part of this Notice of Meeting.

The persons eligible to attend and vote at the Annual General Meeting are those who are registered Shareholders of the Company at 4:00 pm (WST) on Tuesday, 26 November 2019.

Terms and abbreviations used in this Notice of Meeting and Explanatory Memorandum are defined in the Glossary.

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2019 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.

Note: there is no requirement for shareholders to approve these reports.

1.
Resolution 1: Adoption of remuneration report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company’s annual financial report for the financial year ended 30 June 2019.”

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company. The Directors will consider the outcome of the vote and comments made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies.

Voting Prohibition Statement:

A vote on this Resolution must not be cast (in any capacity) by or on behalf of any of the following persons:

(a)
a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

(b)
a Closely Related Party of such a member.

However, a person described above may vote on this Resolution if:

(a)
the person does so as a proxy who is entitled to vote on this Resolution appointed by writing that specifies how the proxy is to vote on the Resolution; or

(b)
the voter is the Chairman and the appointment of Chairman as proxy:

i.
does not specify the way the proxy is to vote on this Resolution; and

ii.
expressly authorises the Chairman to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

2.
Resolution 2: Re-election of director – Mr James Garton

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purpose of clause 5.1 of the Company’s Constitution and for all other purposes, Mr James Garton, a Director who retires by rotation and, being eligible, offers himself for re-election, is re-elected as a Director.”

The Directors (other than Mr James Garton who abstained) unanimously recommend that Shareholders vote in favour of Resolution 2.

DATED: 28 OCTOBER 2019

BY ORDER OF THE BOARD

GUY BURNETT
COMPANY SECRETARY

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders in connection with the business to be conducted at the Annual General Meeting to be held at 3:30 pm (WST) on Thursday, 28 November 2019 at BDO, 38 Station Street, Subiaco, Perth, Western Australia.

The purpose of this Explanatory Memorandum is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1.
Financial statements and reports

In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2019 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.

There is no requirement for Shareholders to approve these reports. The Chairman will however provide a reasonable opportunity for Shareholders to ask questions about, or make comments on, the operations and management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the content of the auditor’s report.

Whilst the Company is not required to provide a hard copy of the Company’s annual financial report unless a Shareholder has specifically elected to receive a printed copy, Shareholders may view the Company's annual financial report on its website at www.missionnewenergy.com. If you wish to change your election (with regard to receipt of annual reports), you should contact the Company or Link.

2.
Resolution 1: Adoption of remuneration report

2.1
GENERAL

The Corporations Act 2001 (Cth) requires that at a listed company’s annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company. The Directors will consider the outcome of the vote and comments made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies.

The remuneration report of the Company for the financial year ended 30 June 2019 is set out in the Company's annual financial report which is available on its website at www.missionnewenergy.com.

The remuneration report sets out the Company’s remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors’ report contained in the annual financial report of the Company for the financial year ending 30 June 2019.

A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.

2.2
VOTING CONSEQUENCES

Under changes to the Corporations Act which came into effect on 1 July 2012, a company is required to put to its shareholders a resolution proposing the calling of another meeting of shareholders to consider the appointment of directors of the company (Spill Resolution) if, at two consecutive annual general meetings, at least 25% of the votes cast on a remuneration report resolution are voted against adoption of the remuneration report. If required, the Spill Resolution must be put to vote at the second of those annual general meetings.

If more than 50% of votes cast are in favour of the Spill Resolution, the company must convene a shareholder meeting (Spill Meeting) within 90 days of the second annual general meeting.

All of the directors of the company who were in office when the directors’ report (as included in the company’s annual financial report for the previous financial year) was approved, other than the managing director of the company, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

Following the Spill Meeting those persons whose election or re-election as directors of the company is approved will be the directors of the company.

2.3
PREVIOUS VOTING RESULTS

At the Company’s previous annual general meeting the votes cast against the remuneration report considered at that annual general meeting were less than 25%. Accordingly, the Spill Resolution is not relevant for this Annual General Meeting.

2.4
PROXY VOTING RESTRICTIONS

Shareholders appointing a proxy for this Resolution should note the following:

If you appoint a member of the Key Management Personnel (other than the Chairman) whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member as your proxy:

You must direct your proxy how to vote on this Resolution. Undirected proxies granted to these persons will not be voted and will not be counted in calculating the required majority if a poll is called on this Resolution.

If you appoint the Chairman as your proxy (where he/she is also a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member):

You do not need to direct your proxy how to vote on this Resolution and you do not need to mark any further acknowledgement on the Proxy Form.

If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

If you appoint any other person as your proxy

You do not need to direct your proxy how to vote on the Resolution, and you do not need to mark any further acknowledgement on the Proxy Form.

3.
Resolutions 2: Re-election of directors

3.1
Rotation

Clause 5.1 of the Company’s Constitution requires that at each annual general meeting of the Company, one-third of the Directors (or the number nearest one-third) shall retire from office provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.

Additional Directors appointed during the year shall not be taken into account in determining the Directors to retire by rotation.

A Director who retires by rotation under clause 5.1 of the Constitution is eligible for re-election.

Mr James Garton retires by rotation and seeks re-election.

Board recommendation

The Directors (other than Mr James Garton, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 2.

4.
ENQUIRIES

Shareholders should contact Mr Guy Burnett, Company Secretary, on (+ 61 8) 6313 3975 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

$ means Australian dollars.

Annual General Meeting means the meeting convened by the Notice of Meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited, or the Australian Securities Exchange, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board or Directors means the board of directors of Mission (and each of the directors of Mission as the case may be).

Company means Mission NewEnergy Limited (ACN 117 065 719).

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Equity Securities has the meaning given to the expression “equity security” in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum accompanying the Notice of Meeting.

Link means Link Market Services

Mission or Company means Mission NewEnergy Limited (ACN 117 065 719).

Notice of Meeting or Notice of Annual General Meeting means this notice of annual general meeting including the Explanatory Memorandum.

Proxy Form means the proxy form attached to this Notice of Meeting.

Resolutions means the resolutions set out in this Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

WST means Western Standard Time as observed in Perth, Western Australia.